87 River Road

Flemington, NJ 08822

August 9, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

	Attn:	Amanda Ravitz, Assistant Director
Division of Corporation Finance

Daniel Morris, Esq.
Heather Percival, Esq.

Gary Todd
Kristin Lochhead

Re:		H/Cell Energy Corporation
Registration Statement on Form S-1
Filed June 29, 2016
File No. 333-212315

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated July 26, 2016 (the "Comment Letter") relating to the Registration Statement on Form S-1 filed on June 29, 2016 (the "Registration Statement") by H/Cell Energy Corporation (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

Overview, page 2

1.	We note your disclosure that you intend to design and implement 12 hydrogen energy systems over the next 18 months. Please tell us whether you have entered into any contracts with customers.

Response:

The Company respectfully acknowledges the Staff’s comment. On June 21, 2016, the Company entered into a contract for its first HC-1 system sale and has several others that are in process that may result in contracts. The system installation is expected to commence in August 2016 once the zoning permits are approved. The order was from Rezaul Karim, a director of the Company. The order was placed with the Company as the primary contractor, but in light of its small workforce as a start-up, the Company intends to subcontract the installation of the system to Renewable Energy Holdings, a company owned by Mike Strizki, an executive officer of the Company. We have updated the Registration Statement accordingly to disclose this information.

Securities and Exchange Commission

August 9, 2016

Technology Overview, page 2

2.	Please balance your discussion here and in the Business section starting on page 19 by addressing the challenges of producing and storing hydrogen energy. While we note your statement that cost is the most significant hurdle to the commercialization of hydrogen, it does not appear to be the only material challenge.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to provide additional disclosure regarding the challenges of hydrogen energy. In addition to the cost, another challenge involves obtaining zoning and permits to install the system. Each local and state municipality needs to approve the installation. We have obtained all zoning and licensing permits for its prior installations, and it believes that such existing documentation will be used for future approvals. As well, for many people, hydrogen is a new form of energy that needs to be explained and documented, so we need to educate potential customers and overcome any resistance to adoption of new technology. There is also a misperception about hydrogen gas and its storage. There are no additional safety concerns when it comes to the storage of hydrogen gas, as it is similar to storing propane, another gas that is flammable but is in wide use and actively stored in tanks. As more installations are completed, we believe these challenges will become less restrictive.

Market Potential, page 2

3.	Please tell us what portion of the percentages you cite is attributable to solar and what portion is attributable to hydrogen energy according to the International Energy Agency.

Response:

The Company respectfully acknowledges the Staff’s comment. The report that is titled, Medium-Term Renewable Energy Market Report 2015, which was published by the International Energy Agency, does not segment the renewable energy sector but classifies it as one growth market. The Company’s intention is to show that renewable energy as a whole, of which hydrogen energy is one part, is expected to be the leading source of future electricity growth. As hydrogen energy is a nascent participant in the renewable energy sector, the Company does not believe there are any reliable projections for its growth or percentage of the renewable energy market at this time. The Company has established the number of installations that it anticipates it will make over the next 18 months, and is not using this disclosure to suggest to potential investors any projected or possible revenues.

Cost Savings, page 3

4.	Please tell us why you believe it is appropriate to include this information here and on page 21 given your disclosure on page 2 that the most significant hurdle has been the need to reduce the cost of the production of hydrogen and your disclosure in your risk factor on page 6 that you have not yet proven your concept. Supplementally provide your calculations underlying your conclusions that your “HC-1 system will be repaid to the user in approximately seven years” and that your system will produce approximately 18 solar renewable energy credits per year. Include in your response your consideration of the purchase price of the HC-1 system, any maintenance costs, any estimated additional water usage costs for water used in converting to hydrogen, the estimated life of your system and the estimated energy needs for a home that spends $500 a month on electricity.

Securities and Exchange Commission

August 9, 2016

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to provide clarification. While the cost of the production of hydrogen remains the biggest obstacle, and specifically, the initial, upfront cost to have such a system installed, advances in technology have reduced the cost to a point at which a hydrogen system can repay the costs over approximately seven years, which we believe is a time frame that potential customers are willing to accept for repayment of a renewable energy system.

While the Company has not yet proven its concept, which is that there is a significant market for hydrogen energy systems to support a for-profit Company that specializes in this relatively new renewable energy technology, the concept that a hydrogen energy system can be used to provide electricity for residential housing has been proven by the non-profit organization, The Hydrogen House Project.

In support of our statement that the HC-1 system will be repaid in approximately seven years, a standard system costs $100,000 to install. The owner received a 30% investment tax credit from the federal government for the installation of the renewable energy system. That tax credit results in a savings of $30,000, bringing the cost of the system down to $70,000.

The $500 monthly average electricity bill is eliminated, resulting in annual savings of $6,000, as the system produces all the electricity needed and also generates excess electricity that the system will generate about 18 solar renewable energy credits (“SRECs”) per year. Those 18 SRECs are sold for approximately $4,500. As a result, the $70,000 system divided by annual savings of $10,500, results in the system being repaid in approximately 6.67 years.

The calculation of the number of SRECs generated each year is based upon historical results from the home built to date. To date, there have been minimal maintenance costs for the homes built. In addition, there is a minimal amount of water required, no more than five gallons annually to keep the standard system replenished. The estimated life span of the system has not yet been determined at this time, as it is a relatively new application of the technology, but the first system was installed over 10 years ago and continues to properly operate.

Risk Factors, page 6

5.	Please include risk factor disclosure regarding the renewable energy industry. For example, please address the ability to compete on a cost level with traditional fossil fuel sources and the industry’s dependence on government subsidies such as the energy credits and tax credits. Alternatively, please advise why you do not believe this disclosure is necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include additional risk factors regarding the renewable energy industry to supplement the existing risk factors relating to the renewable energy industry.

Securities and Exchange Commission

August 9, 2016

6.	Please tell us whether you considered including risk factor disclosure regarding any potential complications that can arise from storing gasified hydrogen and why you concluded such disclosure should not be included in your registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and does not believe that any such risk factor disclosure is required in the Registration Statement. As mentioned in the response to comment 2, the storage of hydrogen gas is similar to storing propane, another gas that is flammable but is in wide use and actively stored in tanks. Even if a gas tank storing hydrogen was compromised, there would be little risk of combustion without an ignition source and the right amount of oxidizer. In addition, the risk of explosion is lower than with many other flammable gases, as hydrogen requires much higher concentration as it is lighter than air, which means that it rises and diffuses more rapidly.

The industry in which we operate has relatively low barriers to entry…, page 8

7.	We note your disclosure in this risk factor that you do not have any intellectual property rights to protect your business methods and your disclosure on page 25 that Mr. Mike Strizki has “obtained several patents for his work.” Please tell us whether there are any patents associated with your HC-1 system and who owns these patents. Revise your risk factor disclosure appropriately.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to indicate that such patents do not relate to the HC-1 system or the Company’s operations. There are no patents or patents pending relating to the Company’s operations.

If we cannot establish and maintain relationships with distributors…, page 10

8.	Please clarify your statement in this risk factor that you must maintain relationships with your existing distributors. In this regard, clarify what aspect of your business will require establishing distributor relationships.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to remove this risk factor, which was included by error.

You may experience dilution…, page 11

9.	Please revise this risk factor to include disclosure regarding the potential dilutive effect of your 2016 Incentive Stock Option Plan for the options you have awarded and those you are authorized to award.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor to include disclosure regarding the potential dilutive impact of our option plan.

Securities and Exchange Commission

August 9, 2016

Business Overview, page 14

10.	Please revise, where appropriate, to clarify the costs and requirements of obtaining interconnection agreements.

Response:

The Company respectfully acknowledges the Staff’s comment. As discussed under the sub-section “Regulatory Matters” in the Description of Business, we note that interconnection agreements are obtained from the applicable local primary electricity utility, and that such forms are typically standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection. As such, the process of getting approved for an interconnection agreement is simply filling out the paperwork. In the Company’s experience, there has not been any cost involved, but as the requirements are determined on a local basis, it may be possible that some nominal costs are involved in connection with the process. As a result, the Company respectfully believes that adequate disclosure has been provided.

Liquidity and Capital Resources, page 16

11.	We note your disclosure that you believe your existing cash will be sufficient to fund your operating expenses and capital equipment requirements for at least the next 12 months. We also note your disclosure that you have no revenues, expect to incur losses for the “near future,” and plan to design and implement 12 HC-1 systems in the next 18 months. Please quantify the amount of cash you anticipate you will need to execute your plan of operations for the next 12 months and identify the sources of that cash.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the Company believes that it will need approximately $375,000 to fund operations for the next 12 months. The Company has stated that its existing cash (approximately $390,000 as of June 30, 2016) will be sufficient to fund operations for the next 12 months. In the 10 months from inception on August 17, 2015 through June 30, 2016, the Company has only used approximately $109,000 in cash for operations. The Company has disclosed that no compensation is currently being paid to executive officers, and no salaries will be paid until the Company is achieving gross revenue of over $4 million on an annualized basis. As such, the Company has very little overhead or cash expenditures at this time.

Technology Overview, page 19

12.	Please tell us your basis for your statement that hydrogen energy can be stored indefinitely and make clear in what form you are referencing (e.g., gas or fuel). Include your analysis of the costs associated with storing hydrogen energy compared to the cost of batteries and any material risks to storing hydrogen energy compared to batteries.

Response:

The Company respectfully acknowledges the Staff’s comment. Hydrogen has no shelf life, as its chemical composition remains intact indefinitely. The hydrogen gas is stored in a metal hydride tank that is similar to the tanks used to store propane. The hydrogen is stored as a low compression gas that dissipates into the atmosphere if a leak occurs, which makes hydrogen safer than propane or any other gas based fuel all of which have higher density (as further discussed above in the Company’s response to comment 6). There is no additional cost in storing hydrogen, as the tank is included in the system configuration. The hydrogen tank is situated outside of the residence. It can be buried or above ground. The batteries used in our system can be lead acid or lithium based and are housed in a safe enclosure that is usually located in the garage or utility room. There is no additional cost to the battery configuration as they are rechargeable. The batteries maintain a charge which is produced directly by the solar panels during sunlight and then by the hydrogen gas that is delivered through a fuel cell that converts hydrogen gas to the electrical current used to charge the batteries during non-sunlight periods.

Securities and Exchange Commission

August 9, 2016

13.	Please provide your basis for your belief hydrogen is the cleanest, safest and most efficient energy source on the planet.

Response:

The Company respectfully acknowledges the Staff’s comment. Electrolyzing water produces chemically pure hydrogen and chemically pure oxygen as its by-products. When you burn hydrogen gas to produce electricity through a fuel cell, it produces nothing but water vapor. In fact, NASA used hydrogen and fuel cells as power for the space shuttles, and the astronauts would drink the water created from the process. The by-products of the production of hydrogen, as well as the production of only clean water vapor upon burning of the hydrogen, results in an energy source that in completely non-polluting fuel; which is the basis of our belief that it is the cleanest, safest and most efficient energy source on the planet. No other gas-related fuel energy is chemically or environmentally pure in its production or burn characteristics.

14.	Please quantify the extent hydrogen gas has become less expensive and compare it to the production costs of fossil fuels.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to provide quantitative disclosure regarding the decline in cost to convert hydrogen gas to electricity. The Company is not comparing the production costs of hydrogen gas versus fossil fuels in its disclosure, as just a comparison would not be helpful, since it doesn’t factor in many other considerations in the selection of an energy source, including long-term costs or savings, environmental impacts, sustainability and an ability to live off the electric grid, among others. In addition, fossil fuel infrastructure has been in place for a century, so it is currently cost effective, but it remains a diminishing energy source that will increase in cost as supplies dwindle.

The HC-1 System, page 19

15.	Please tell us whether energy is transferred to the utility before or after the energy is converted into hydrogen gas.

Response:

The Company respectfully acknowledges the Staff’s comment and hopes that it can clarify the process involving its HC-1 system. The primary aspect of the system that involves the electricity is a bank of batteries. These batteries provide the electricity. These batteries are charged by solar power. Excess solar power also provides electricity to the hydrogen generator, which creates hydrogen gas from water. The gas is stored in the tank and used to charge the batteries through a fuel cell when there is no solar energy available. Thereafter, when the batteries are fully charged, excess energy production is transferred from the homeowner to the electric company through the utility grid, generating energy credits.

Securities and Exchange Commission

August 9, 2016

Standard System Configuration, page 21

16.	Please tell us whether you manufacture any of the components of your HC-1 system. Also tell us whether you have established supplier relationships for any of the components that you do not manufacture.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not manufacture any of the components of its HC-1 system. All components are purchased from various suppliers. The Company does not have any formal relationships with any suppliers as all of the components are readily available off-the-shelf from a number of various suppliers. As such, when the Company needs to obtain components, it is able to source such components at that time and at the best available price.

Consulting and Installation Services, page 21

17.	We note your disclosure that all components of your HC-1 system come with at least a one year warranty. Please tell us whether you provide this warranty.

Response:

The Company respectfully acknowledges the Staff’s comment. We provide a standard one year warranty on our workmanship. Each of the components has a manufacturer’s warranty that is at least one year in duration. If components need to be replaced after the one year workmanship warranty, we will secure replacement components, under warranty if possible, and we will install at our standard labor rates.

Completed Projects, page 22

18.	We note the significant variance in the prices for the Hopewell and Grand Cayman projects. Please discuss in greater detail how pricing is determined.

Response:

The Company respectfully acknowledges the Staff’s comment but believes that providing detailed information on pricing would provide for competitive harm. Each project is customized to meet the particular needs of the client. Various factors, including the size of the residence, the amount of electricity needed to be generated and the amount and intensity of solar availability, all impact the price charged on a project.

With regards to the price variance on the two projects cited, the Hopewell project was concluded in 2006 and the Grand Cayman project in 2012. During that time, prices for various components, such as solar panels, fuel cells, hydrogen generators and batteries declined during this period, as further discussed in our response to comment 14. As technology continues to improve, we anticipate this pricing trend will continue. Further, not all systems are equal in size and capacity. The systems are custom designed to meet a particular electrical requirement. For example, we disclose that the Hopewell system had 10 above ground tanks, six inverters and 48 6v batteries, whereas the Grand Cayman project had only one above ground tank, two inverters and 18 6v batteries.

Securities and Exchange Commission

August 9, 2016

Management, page 25

19.	Please indicate the dates during which each executive officer or director served in the disclosed roles so that it is clear how your disclosure addresses the full five-year period required by Regulation S-K Item 401(e)(1). Also provide such information as of the most recent practicable date.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to indicate the dates regarding employment by its executive officers and directors in accordance with Item 401(e)(1) of Regulation S-K. The revised information is as of the most recent practicable date, as we note that the prior date in the Registration Statement was in error.

20.	Please revise your presentation of Mr. Andrew Hidalgo’s background experience to provide a more balanced discussion of WPCS International Incorporated. Also, identify the role Mr. Hidalgo held for the three companies you mention in the penultimate sentence and disclose the nature of the responsibility undertaken in each role.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement regarding Mr. Andrew Hidalgo’s background experience to provide a more balanced discussion of WPCS International Incorporated. In addition, the Company has identified the role Mr. Hidalgo held for the various companies and the nature of responsibility in each role.

Board Independence and Committees, page 26

21.	Please disclose the definition of “independence” you are applying to determine that Mr. Karim is an independent director. In this regard, we note your disclosure on page 29 that an entity beneficially owned by Mr. Karim owns a significant portion of your currently outstanding shares.

Response:

The Company respectfully acknowledges the Staff’s comment and points the staff to disclosure therein in which the Company states that it uses the definition of independence as stated in the rules of The NASDAQ Stock Market. Dr. Karim does not fall within any of the enumerated disqualifications under NASDAQ Marketplace Rule 5605(a)(2). In addition, according to NASDAQ’s IM-5605, “Because Nasdaq does not believe that ownership of Company stock by itself would preclude a board finding of independence, it is not included in the aforementioned objective factors.”

The board has determined that Dr. Karim’s stock ownership would not interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Dr. Karim owns approximately 16.8% of the issued and outstanding shares of common stock. This is less than the number of shares owned by two officers, James Strikzi and Mike Strikzi, whom each own 750,000 shares of common stock, which combined, is approximately 47.9% of the outstanding common stock. In addition, Andrew Hidalgo and Matthew Hidalgo together own 500,000 shares of common stock. Therefore, while Dr. Karim does own a sizable amount of shares in the aggregate, it represents a small minority (less than 21%) of all the shares owned by the officers and directors in the aggregate.

Securities and Exchange Commission

August 9, 2016

Certain Relationships and Related Transactions, page 29

22.	Please disclose all transactions that exceed one percent of your total assets at year end instead of only those transactions that “have materially affected or will materially affect” you. Refer to Item 404(d) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to state that the Company is disclosing all transactions in which the amount exceeds the lesser of $120,000 or one percent of our total assets at year end in accordance with Item 404(d).

Security Ownership of Certain Beneficial Owners and Management, page 30

23.	We note your disclosure on page 16 that you granted 1,000,000 options to purchase your common stock to your officers and directors. Please tell us why you have only included 700,000 options to purchase your common stock in your table.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that 300,000 options were granted to another officer, which is not an executive officer of the Company. The disclosure on page 16 of the Registration Statement only states that we issued 1,000,000 options, it does not state that they were issued to officers and directors.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ANDREW HIDALGO
Andrew Hidalgo
Chief Executive Officer

Cc:	James M. Turner, Esq.
Marc J. Ross, Esq.